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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            Stardrive Solutions Inc.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    855275103
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                                 (CUSIP Number)

                                David L. Griffith
                            Stardrive Solutions Inc.
                         28720 Roadside Drive, Suite 301
                             Agoura Hills, CA 91301
                            Telephone (818) 879-0000
                            Facsimile (818) 865-1421
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                                    Copy to:
                              Richard S. Chernicoff
                         Brobeck, Phleger & Harrison LLP
                              550 South Hope Street
                          Los Angeles, California 90071
                            Telephone (213) 489-4060
                            Facsimile (213) 745-3345

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 2, 2001
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



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     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.  855275103                    13D
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1       NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        (ENTITIES ONLY)

        David L. Griffith
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [ ] (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)

        OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                            7     SOLE VOTING POWER
       NUMBER
         OF                        1,085,956
       SHARES               ----------------------------------------------------
    BENEFICIALLY            8      SHARED VOTING POWER
      OWNED BY
     REPORTING              ----------------------------------------------------
       PERSON               9      SOLE DISPOSITIVE POWER
        WITH
                                   1,085,956
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,085,956
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
        (See Instructions)                                                 [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        16%
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14      TYPE OF REPORTING PERSON (See Instructions)

        IN
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CUSIP NO.  855275103                                     13D
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1       NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        (ENTITIES ONLY)

        Thomas Matthew Whealen
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [ ] (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)

        OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                         7      SOLE VOTING POWER
   NUMBER
     OF                         1,085,956
   SHARES                -------------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
  OWNED BY
 REPORTING
   PERSON                -------------------------------------------------------
    WITH                 9      SOLE DISPOSITIVE POWER

                                1,085,956
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

-------------------------------00-----------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,085,956
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
        (See Instructions)                                                 [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        16%
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14      TYPE OF REPORTING PERSON (See Instructions)

        IN
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Item 1.  Security and Issuer

     This statement on Schedule 13D relates to the Common Stock, no par value (the "Issuer Common Stock"), of Stardrive Solutions Inc., a Washington corporation (the "Issuer"). The principal executive offices of the Issuer are located at 28720 Roadside Drive, Suite 301, Agoura Hills, CA 91301.

Item 2.  Identity and Background


     The persons filing this Schedule 13D are David L. Griffith and Thomas Matthew Whealen (collectively the "Reporting Persons").

     Mr. Griffith's principal occupation is as President and Chief Executive Officer of the Issuer. Mr. Whealen's principal occupation is as Chief Financial Officer of the Issuer. Mr. Griffith is a member of the board of directors of the Issuer. The Reporting Persons are U.S. citizens. The principal business address of the Issuer is 28720 Roadside Drive, Suite 301, Agoura Hills, CA 91301.

     During the last five years, no Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration

     On May 16, 2001, the Issuer, A.N.N. Automation, Inc., a California corporation ("ANN"), and the shareholders of ANN entered into an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which ANN and the Issuer effected a business combination, upon the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"), resulting in the Issuer being the surviving corporation. Pursuant to the Merger Agreement, the Reporting Persons received Issuer Common Stock in exchange for all their shares of ANN.

Item 4.  Purpose of Transaction

     The Reporting Persons believe that the Merger will provide the combined company with the opportunity to better focus on the management, maintenance, distribution, rights control and enforcement of digital media, including documents, images, video, multimedia and software. The Reporting Persons also believe that the resulting company's combined technologies and services will be able to effectively leverage ANN's existing sales and marketing operations.

     Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

     (a)-(b) Mr. Griffith owns and has the sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of, 1,085,956 shares of Issuer Common Stock representing


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approximately 16% of the outstanding shares. Mr. Whealen owns and has the sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of, 1,085,956 shares of Issuer Common Stock representing approximately 16% of the outstanding shares.

     (c) The Reporting Persons have not effected any transaction in the Issuer Common Stock during the past sixty days.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Because of their status as "affiliates" within the meaning of federal securities laws, the Reporting Persons have delivered to the Issuer letters, dated July 31, 2001 (each an "Affiliate Agreement") acknowledging the statutory restrictions on resales affecting "affiliates" and consenting to the placement of appropriate legends on the Issuer's stock certificates issued to the Reporting Persons.

     The Reporting Persons have entered into a registration rights agreement, dated July 31, 2001 (each a "Registration Rights Agreement") with the Issuer whereby the Issuer agrees that should it register any of its equity securities either for its own account or the account of a security holder or holders exercising their demand registration rights, the Issuer will promptly give to the Reporting Persons written notice thereof and use its best efforts to include in such registration all the registerable securities specified in a written request or requests made by the Reporting Persons.

     The Reporting Persons have entered into an underwriter's lock-up agreement, dated July 31, 2001 (each a "Lockup Agreement") whereby for a period of twelve months following August 2, 2001, each Reporting Person will not, without the prior written consent of the Issuer, directly or indirectly, sell, offer to sell, contract to sell, grant any option for the purchase of, assign, transfer, pledge, hypothecate or otherwise encumber or dispose of any beneficial interest in any of Issuer Common Stock held by them.

     Additionally, pursuant to Section 3.7 of the Merger Agreement, the Reporting Persons can become entitled to receive two additional distributions payable in Issuer Common Stock upon the occurrence of certain events.

     The descriptions of the Merger Agreement, the Affiliate Agreements, the Registration Rights Agreement and the Lockup Agreements contained in this Statement are qualified in their entirety by reference to such agreements, a copy or form of which appear as Exhibits 2, 3, 4 and 5 hereto, respectively.

Item 7. Material to be Filed as Exhibits

     1.   Joint Filing Agreement



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     2.   Amended and Restated Agreement and Plan of Merger, dated May 16, 2001, among Sunhawk.com Corporation, A.N.N. Automation, Inc and the shareholders of A.N.N. Automation, Inc.

     3. Affiliate Agreement, dated July 31, 2001, among certain affiliates and Sunhawk.com Corporation.

     4. Registration Rights Agreement, dated July 31, 2001, among Sunhawk.com Corporation and certain investors named therein.

     5. Lock-Up Agreement, dated July 31, 2001, among Joseph Gunnar and certain shareholders.



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                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2001

                                      /s/ David L. Griffith
                                      ---------------------------
                                      DAVID L. GRIFFITH



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2001


                                      /s/ Thomas Matthew Whealen
                                      -------------------------------
                                      THOMAS MATTHEW WHEALEN



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                                  EXHIBIT INDEX


  Exhibit        Description
  -------        -----------

     1.          Joint Filing Agreement

     2.(1) Amended and Restated Agreement and Plan of Merger, dated May 16, 2001, among Sunhawk.com Corporation, A.N.N. Automation, Inc and the shareholders of A.N.N. Automation, Inc.

     3. Affiliate Agreement, dated July 31, 2001, among Sunhawk.com Corporation and certain affiliates.

     4. Registration Rights Agreement, dated July 31, 2001, among Sunhawk.com Corporation and certain investors named therein.

     5. Lock-Up Agreement, dated July 31, 2001, among Joseph Gunnar and certain shareholders.


     (1) Previously filed as an Exhibit to the Registrant's proxy statement, as amended, filed with the Securities and Exchange Commission on June 20, 2001 and incorporated herein by this reference.




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